UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of

May-June 2005

TOTAL S.A.

(Translation of registrant’s name into English)

2, place de la Coupole 92078 Paris La Défense Cedex France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

SIGNATURES
EXHIBIT INDEX
EX-99.1: Discovery of Hydrocarbons in Norway, Onyx SW
EX-99.2: Forth Oil Discovery in Angola, Block 32
EX-99.3: New Agreement, Nigeria, Block OPL 215
EX-99.4: AdBlue at Total Service Stations
EX-99.5: Wave Power, a New Renewable Energy
EX-99.6: Carina-Aries Gas Development, Argentina

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date: June 30, 2005	By:	/s/ Charles Paris de Bollardière
		Name:	Charles PARIS de BOLLARDIERE
		Title:	Treasurer

EXHIBIT INDEX

•	EXHIBIT 99.1:	Norway: Discovery of hydrocarbons on the Onyx SW prospect (May 23, 2005)

•	EXHIBIT 99.2:	Total Makes Fourth Oil Discovery in Angola’s Ultra-Deep Offshore Block 32 (June 8, 2005)

•	EXHIBIT 99.3:	Nigeria: Total signs farm-in agreement for 40% of block OPL 215 (June 9, 2005)

•	EXHIBIT 99.4:	AdBlue now Available at Total Service Stations (June 14, 2005)

•	EXHIBIT 99.5:	Total Partners Development of Wave Power, a New Renewable Energy (June 20, 2005)

•	EXHIBIT 99.6:	Carina-Aries Gas Development Brought on Steam in Tierra del Fuego, Argentina (June 24, 2005)